

May 9, 2013

Via E-mail
Mr. James E. Parisi
Chief Financial Officer & Senior Managing Director
Finance and Corporate Development
CME Group Inc.
20 South Wacker Drive
Chicago, IL 60606

> **Re: CME Group Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-31553**

Dear Mr. Parisi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition…, page 35

Revenues, page 37

1.   Please tell us how you account for the incentive programs that you use to promote trading and describe for us and tell us how you account for the broker rebates disclosed on page 39, citing the authoritative literature upon which you relied.

Liquidity and Capital Resources, page 50

2.   In future filings, please revise your tabular presentation of contractual obligations to include all of the obligations that fall within the specified categories of Item 303(a)(5)(i)

of Regulation S-K, including long-term debt obligations. Your disclosure should also include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table.

Note 2. Summary of Significant Accounting Policies, page 66

Goodwill and Other Intangible Assets, page 67

3.   In future filings, please revise to disclose your accounting policies related to intangible assets subject to amortization.

Segment Reporting, page 69

4.   Please tell us how you determined that you had one reportable segment and that CME, CBOT, NYMEX, COMEX and KCBT are one operating segment.

Note 14. Contingencies, page 84

5.   In future filings, please revise to disclose the amount of reasonably possible losses or range of losses in excess of amounts accrued for all legal proceedings and other contingencies or, where applicable, to state that such an estimate of the possible loss or range of loss cannot be made. We note that you provide such disclosure for the lawsuits related to MF Global only. You may provide your disclosures on an aggregated basis. Refer to ASC 450-20-50. Please provide us with your proposed disclosure.

Form 8-K Filed February 5, 2013

Exhibit 99.1

6.   Please note that it is generally not appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures. Refer to Question 102.10 of the Compliance & Disclosure Interpretation on Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3694.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant